DLA Piper LLP (US)
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Emilio Ragosa, Esq.
Emilio.Ragosa@us.dlapiper.com
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F 9732152804

September 17, 2019	OUR FILE NO. 397828-000003
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Division of Corporation Finance
Office of Healthcare & Insurance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Iovance Biotherapeutics, Inc. Registration Statement on Form S-3 Filed August 30, 2019 File No. 333-233578

Ladies and Gentlemen:

On behalf of Iovance Biotherapeutics, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 6, 2019 (the “Letter”) regarding the Company’s Registration Statement on Form S-3 filed on August 30, 2019 (File No. 333-233578) (the “Registration Statement”). In response to the Letter, the Company intends to revise the Registration Statement in an Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as set forth below. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Registration Statement on Form S-3

General

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any derivative action. Please revise to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

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Division of Corporation Finance

September 17, 2019

Page Two

RESPONSE: The Company’s certificate of incorporation, as amended (the “Certificate of Incorporation”), provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of the Company’s directors, officers, employees or agents to the Company or the Company’s stockholders, creditors or other constituents, (3) any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the Company’s amended bylaws, or (4) any other action asserting a claim against the Company that is governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, while any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to these provisions, the Company’s exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.

In response to the Staff´s comment, the Company has added a new risk factor in Amendment No. 1 to clarify that the Company’s exclusive forum provision in the Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act. For the Staff’s convenience, the full text of the new risk factor included in Amendment No. 1 is copied below:

“Our certificate of incorporation, as amended, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation, as amended, provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation, as amended, or our amended bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine.

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Division of Corporation Finance

September 17, 2019

Page Three

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and employees. Further, this choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

If a court were to find these provisions of our certificate of incorporation, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, and financial condition.  Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

Additionally, to help the Company’s stockholders understand the scope of the exclusive forum selection clause going forward, the Company will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in the Certificate of Incorporation does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

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Division of Corporation Finance

September 17, 2019

Page Four

Sincerely,

DLA Piper LLP (US)

By:	/s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.

cc:	Maria Fardis, Ph.D., M.B.A.

President and Chief Executive Officer

Iovance Biotherapeutics, Inc.